UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
SCHEDULE 13E-3
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13e
OF THE SECURITIES EXCHANGE ACT OF 1934

DVL, INC.
______________________________________________
(Name of the Issuer)

DVL, INC.
ALAN E. CASNOFF
______________________________________________
(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value
______________________________________________
(Title of Class of Securities)

233347103
______________________________________________
(CUSIP Number of Class of Securities)

Alan E. Casnoff
President and Chief Executive Officer
DVL, INC.
70 E. 55th Street
New York, New York 10022
(212) 350-9900
______________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:

Louis N. Marks, Esq.
Montgomery, McCracken, Walker & Rhoads, LLP
123 South Broad Street
Avenue of the Arts
Philadelphia, PA 19109
(215) 772-1500

This statement is filed in connection with (check the appropriate box):

a.	[X]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	[_]	The filing of a registration statement under the Securities Act of 1933.
c.	[_]	A tender offer.
d.	[_]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.   [X]
Check the following box if the filing is a final amendment reporting the results of the transaction.   [_]

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$6,267,848	$ 447

*Calculated solely for the purposes of determining the filing fee.  The transaction valuation assumes the payment for 44,770,345 shares of Common Stock of the subject Company at $0.14 per share in cash.

**The amount of the filing fee, calculated, in accordance with Rule 0-11(b) and the Commission’s Fee Rate Advisory for Fiscal Year 2010, equals .0000713 ($71.30 per million dollars) multiplied by the Total Transaction Value.

[X]  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$447	Filing Party:	DVL, Inc. and Alan E. Casnoff
Form or Registration No.:	Schedule 13E-3, File No. 005-37902	Date Filed:	October 26, 2010

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3, as amended  (the “Schedule 13E-3”), is being filed by DVL, Inc., a Delaware corporation (“DVL”), and Alan E. Casnoff, President, Chief Executive Officer and a Director of DVL, in connection with a proposed going private transaction. At the special annual meeting of stockholders, DVL’s stockholders of record will vote on approval of amendments to DVL’s Certificate of Incorporation to effect a 1-for-7,500 reverse stock split.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) concurrently with the filing of DVL’s proxy statement on Schedule 14A, as amended  (the “Proxy Statement”), pursuant to Regulation 14A under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

ITEM 1.  SUMMARY TERM SHEET.

The information set forth in the Proxy Statement entitled “Summary of Terms of Reverse Stock Split” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)   Name and Address.  The name of the subject Company is DVL, Inc., a Delaware corporation.  DVL, Inc.’s executive offices are located at 70 E. 55th Street, New York, New York 10022.  DVL, Inc.’s telephone number is (212) 350-9900.

(b)   Securities.  The subject class of equity securities to which this Schedule relates is the Company’s Common Stock, $0.01 par value (“Common Stock”), of which 44,770,345 shares were outstanding as of September 30, 2010.

(c)   Trading Market and Price.  The information set forth in the Proxy Statement entitled “Reverse Stock Split; ‘Going Private;’ ‘Pink Sheet’ Quotation” and “Opinion of Financial Advisor” is incorporated herein by reference.

(d)   Dividends.  The information set forth in the Proxy Statement entitled “General Information about the Special Annual Meeting and Voting – Dividend Policy” is incorporated herein by reference.

(e)   Prior Public Offerings.  The information set forth in the Proxy Statement entitled “Market for Registrant’s Common Equity” is incorporated herein by reference.

(f)   Prior Stock Purchases.  The information set forth in the Proxy Statement entitled “Market for Registrant’s Common Equity” and “Reverse Stock Split; ‘Going Private;’ ‘Pink Sheet’ Quotation” is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a)   Name and Address.  DVL, Inc. and Alan E. Casnoff, the Company’s President and Chief Executive Officer, are the filing persons and subject company.  The business address and telephone number of DVL, Inc. are set forth under Item 2(a) of this Schedule 13E-3.

Pursuant to General Instruction C to Schedule 13E-3, the information on directors and/or executive officers of DVL, Inc. is set forth in the Proxy Statement entitled “Nominees for Directors, ” and “Security Ownership of Certain Beneficial Owners, Directors and Executive Officers,” and the information on directors and/or executive officers set forth in the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 entitled “Directors, Executive Officers, Promoters and Corporate Governance” is incorporated herein by reference.

The business address and telephone number for all of the directors and executive officers is c/o DVL, Inc., 70 E. 55th Street, New York, New York 10022 and (212) 350-9900.

(b)   Business and Background of Entities.  Not applicable.

(c)   Business and Background of Natural Persons.  The information on directors set forth in the Proxy Statement entitled “Nominees for Directors” and the information on executive officers set forth in the Proxy Statement entitled “Security Ownership of Certain Beneficial Owners, Directors and Executive Officers” is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)   Material Terms. The information set forth in the Proxy Statement entitled “Special Factors,” “Reverse Stock Split; ‘Going Private;’ ‘Pink Sheet’ Quotation,” “Background and History of the Reverse Stock Split Proposal,” “Purpose of the Reverse Stock Split,” “Going Private Transaction; Schedule 13E-3 Filing,” “Structure of the Reverse Stock Split,” “Effects on Stockholders With Less Than 7,500 Shares of Common Stock,” “Effects On Stockholders With 7,500 Or More Shares Of Common Stock,” “Effects on Affiliates,” “Effects On The Company,” “General Information about the Special Annual Meeting and Voting – Special Annual Meeting and Voting Information,” “Material U.S. Federal Income Tax Consequences of the Reverse Stock Split,” “Tax Consequences of the Reverse Stock Split to U.S. Holders,” “Tax Consequences to Stockholders Who Receive Both Stock And Cash,” “Tax Consequences of the Reverse Stock Split to Non-U.S. Holders,” “U.S. Federal Income Tax Withholding Requirements for All Stockholders,” and “Tax Consequences of the Reverse Stock Split to the Company” is incorporated herein by reference.

(c)   Different Terms.  The information set forth in the Proxy Statement entitled “Special Factors,” “Effects on Stockholders With Less Than 7,500 Shares of Common Stock,” “Effects On Stockholders With 7,500 Or More Shares Of Common Stock,” and “Effect on Affiliates” is incorporated herein by reference.

(d)   Appraisal Rights.  The information set forth in the Proxy Statement entitled “Reverse Stock Split; ‘Going Private;’ ‘Pink Sheet’ Quotation” and “General Information about the Special Annual Meeting and Voting – Appraisal Rights” is incorporated herein by reference.

(e)   Provisions for Unaffiliated Security Holders.  The information set forth in the Proxy Statement entitled “Fairness of the Reverse Stock Split” is incorporated herein by reference.

(f)   Eligibility for Listing or Trading.  The information set forth in the Proxy Statement entitled “Reverse Stock Split; ‘Going Private;’ ‘Pink Sheet’ Quotation” and “Disadvantages of the Reverse Stock Split – Substantial or Complete Reduction of Public Sale Opportunities for Our Stockholders” is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)   Transactions. The information set forth in the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 entitled “Certain Relationships and Related Transactions and Director Independence” is incorporated herein by reference.

(b)   Significant Corporate Events. None.

(c)   Negotiations or Contacts. None.

(e)   Agreements involving the Company’s Securities. The information set forth in the Proxy Statement entitled “Security Ownership of Certain Beneficial Owners, Directors and Executive Officers” is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)   Use of Securities Acquired.  The information set forth in the Proxy Statement entitled “Special Factors” and “Reverse Stock Split; ‘Going Private;’ ‘Pink Sheet’ Quotation” is incorporated herein by reference.

(c)(1)-(8) Plans.  The information set forth in the Proxy Statement entitled “Special Factors,” “Reverse Stock Split; ‘Going Private;’ ‘Pink Sheet’ Quotation,” “Background and History of the Reverse Stock Split Proposal,” “Purpose of the Reverse Stock Split,” “Going Private Transaction; Schedule 13E-3 Filing,” “Structure of the Reverse Stock Split” and “Effects on the Company” is incorporated herein by reference.  The information in the Proxy Statement on the proposal to eliminate the Authorized Preferred Stock and Amend and Restate the Company’s Certificate of Incorporation is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)   Purposes.  The information set forth in the Proxy Statement entitled “Special Factors,” “Reverse Stock Split; ‘Going Private;’ ‘Pink Sheet’ Quotation,” “Background and History of the Reverse Stock Split Proposal,” “Purpose of the Reverse Stock Split,” “Going Private Transaction; Schedule 13E-3 Filing,” and “Structure of the Reverse Stock Split,” “Effects on the Company” and “Advantages to the Reverse Stock Split” is incorporated herein by reference.

(b)   Alternatives.  The information set forth in the Proxy Statement entitled “Background and History of the Reverse Stock Split Proposal” and “Alternative Transactions Considered” is incorporated herein by reference.

(c)   Reasons.  The information set forth in the Proxy Statement entitled “Reverse Stock Split; ‘Going Private;’ ‘Pink Sheet’ Quotation,” “Background and History of the Reverse Stock Split Proposal,” “Purpose of the Reverse Stock Split,” “Going Private Transaction; Schedule 13E-3 Filing” and “Advantages of the Reverse Stock Split” is incorporated herein by reference.

(d)   Effects.  The information set forth in the Proxy Statement entitled “Effects on Stockholders With Less Than 7,500 Shares of Common Stock,” “Effects On Stockholders With 7,500 Or More Shares Of Common Stock,” “Effects on Affiliates” and “Effects On The Company,” is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

(a)   Fairness.  The information set forth in the Proxy Statement entitled “Special Factors,” “Background and History of the Reverse Stock Split Proposal” and “Fairness of the Reverse Stock Split” is incorporated herein by reference.

(b)   Factors Considered in Determining Fairness.  The information set forth in the Proxy Statement entitled “Special Factors,” “Background and History of the Reverse Stock Split Proposal” and “Fairness of the Reverse Stock Split” is incorporated herein by reference.

(c)   Approval of Security Holders.  The information set forth in the Proxy Statement entitled “General Information about the Special Annual Meeting and Voting – Quorum and Required Vote” is incorporated herein by reference.

(d)   Unaffiliated Representative.  The information set forth in the Proxy Statement entitled “Background and History of the Reverse Stock Split Proposal,” “Fairness of the Reverse Stock Split” is incorporated herein by reference.

(e)   Approval of Directors.  The information set forth in the Proxy Statement entitled “Special Factors,” “Reverse Stock Split; ‘Going Private;’ ‘Pink Sheet’ Quotation,” and “Background and History of the Reverse Stock Split Proposal” is incorporated herein by reference.

(f)   Other Offers.  None

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)   Report, Opinion or Appraisal.  The information set forth in the Proxy Statement entitled “Opinion of Financial Advisor” is incorporated herein by reference.

(b)   Preparer and Summary of the Report, Opinion or Appraisal.  The Information set forth in the Proxy Statement entitled “Opinion of Financial Advisor” is incorporated herein by reference.

(c)   Availability of Documents.  The Information set forth in the Proxy Statement entitled “Opinion of Financial Advisor” is incorporated herein by reference.

ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)   Source of Funds.  The information set forth in the Proxy Statement entitled “Financing the Reverse Stock Split” is incorporated herein by reference.

(b)   Conditions.  Not applicable.

(c)   Expenses.  The information set forth in the Proxy Statement entitled “Costs/Source of Funds and Expenses” is incorporated herein by reference.

(d)   Borrowed Funds.  The information set forth in the Proxy Statement entitled “Financing the Reverse Stock Split” is incorporated herein by reference.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)   Security Ownership.  The information set forth in the Proxy Statement entitled “Security Ownership of Certain Beneficial Owners, Directors and Executive Officers” is incorporated herein by reference.

(b)   Securities Transactions. The information set forth in the Proxy Statement entitled “Manner of Voting and Voting Required” and “Proposal 3 – Amend Company’s Charter to Eliminate Authorized Preferred Stock, Reduce Authorized Common Stock and Restate the Company’s Certificate of Incorporation in its Entirety” is incorporated herein by reference.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

(d)   Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement entitled “Special Factors,” “Reverse Stock Split; ‘Going Private;’ ‘Pink Sheet’ Quotation,” “Background and History of the Reverse Stock Split Proposal,” “Purpose of the Reverse Stock Split,” “Fairness of the Reverse Stock Split” and “Recommendation of Our Board of Directors” is incorporated herein by reference.

(e)   Recommendations of Others.  The information set forth in the Proxy Statement entitled “Reverse Stock Split; ‘Going Private;’ ‘Pink Sheet’ Quotation,” “Background and History of the Reverse Stock Split Proposal,” “Purpose of the Reverse Stock Split,” “Fairness of the Reverse Stock Split” and “Opinion of Financial Advisor” is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS.

(a)   Financial Information.  The audited consolidated financial statements set forth in our Annual Report on Form 10-K for the years ended December 31, 2009 and December 31, 2008, and the information set forth in the Proxy Statement entitled “Incorporation by Reference, ” “Supplemental Financial Information” and “Additional Financial Information” is incorporated herein by reference.

(b)   Pro Forma Information.  Not applicable.

ITEM 14.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)   Solicitations or Recommendations. None.

(b)   Employees and Corporate Assets.  The information set forth in the Proxy Statement entitled “Financing the Reverse Stock Split” and “Costs/Source of Funds and Expenses” is incorporated herein by reference.

ITEM 15.  ADDITIONAL INFORMATION.

(a)   Agreements, Regulatory Requirements and Legal Proceedings.   The information set forth in the Proxy Statement entitled “Reverse Stock Split; ‘Going Private;’ ‘Pink Sheet’ Quotation,” and “Going Private Transaction; Schedule 13E-3 Transaction” is incorporated herein by reference.

(b)   Other Material Information.  The Company believes the Proxy Statement contains all such information as may be necessary to make all required statements in the light of the circumstances under which they are made, not materially misleading.

ITEM 16.  EXHIBITS.

*(a)(1)  Proxy Statement on Schedule 14A dated December 30, 2010, and any amendments thereto, incorporated by reference.

*(a)(2) Annual Report on Form 10-K for the fiscal year ending December 31, 2009, dated March 31, 2010, incorporated by reference.

*(b) Term Sheet for proposed $750,000 Term Loan Agreement, between DVL Mortgage Holdings, LLC and First Niagara Bank, N.A., dated August 25, 2010  (incorporated by reference to Exhibit B of DVL’s Amendment No. 2 to the Schedule 13E-3, filed December 23, 2010).

*(d) Fairness Opinion of Executive Sounding Board Advisors, Inc. dated October 15, 2010 (incorporated by reference to Exhibit C of the Preliminary Proxy Statement on Schedule 14A filed  October 26, 2010).

*(e) Valuation and Analysis Report in Support of the Fairness Opinion, prepared by Executive Sounding Board Associates, dated October 14, 2010 (incorporated by reference to Exhibit E of the Preliminary Proxy Statement on Schedule 14A dated December 23, 2010).

_________________
* Incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DVL, INC. By: /s/ Alan E. Casnoff Name: Alan E. Casnoff Title: President and Chief Executive Officer Dated: December 27, 2010 Alan E. Casnoff By: /s/ Alan E. Casnoff Dated: December 27, 2010